26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 May 26, 2026 | Investor Presentation Kyivstar Group Ltd. ▪ Diversifies energy needs, hedges electricity costs ▪ Supports Ukraine’s renewable energy industry Acquisition of Six Lviv Solar Plants, Combined 105 MW Capacity

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 2 DISCLAIMER AND NOTICE TO READERS This presentation includes certain historical financial information and data relating to the six solar power plants acquired in the Lviv region for periods prior to their acquisition by Kyivstar Group. Such information is derived from standalone but unaudited carved-out financial statements of the acquired plants, was prepared prior to the acquisition, and has not been reviewed or audited by Kyivstar Group’s independent registered public accounting firm. The unaudited historical financial information is subject to further review, revision and transaction-related accounting or other adjustments, and may be revised, potentially materially, and is therefore being provided for informational purposes only. Accordingly, this information may not be indicative of final historical results or future performance. This presentation includes certain financial and operating measures relating to the acquired solar power plants, including EBITDA, that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) or International Financial Reporting Standards (“IFRS”). These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute to those determined in accordance with GAAP or IFRS. The Company believes these non-GAAP/non-IFRS financial measures provide useful information regarding the historical performance of the acquired solar power plants. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. This presentation contains "forward-looking statements," as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to Kyivstar Group's acquisition of consolidated capacities of six solar power plants and its expected energy production. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to the acquisition of consolidated capacities of six solar power plants, among others discussed in the section entitled "Risk Factors" included in Kyivstar Group's annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 16, 2026, as amended and supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar Group. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Kyivstar Group undertakes no obligation to update or revise any forward-looking statements contained in this presentation, except as required by applicable law. This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INORGANIC GROWTH STRATEGY: CREATE VALUE BY ACQUIRING LOCAL ASSETS DURING CAPITAL CONTROLS

KYIVSTAR

Key priorities

Invest into infrastructure reconstruction and preemptive network resistance

Grow digital ecosystem through adjacent acquisitions

Grow fixed broadband market share via targeted acquisitions

Deploy capital into real assets that mitigate inflation and / or currency risk

Renewable energy investments

- Diversify energy needs, enhance ability to manage electricity costs
- Support Ukrainian economy, develop renewable energy industry
- Enhance ESG profile with tangible, measurable outcomes

Dec 2025	May 2026
SUNVIN 11 LLC	**6 solar power plants**

3

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 SIX SOLAR PLANTS ACQUIRED IN LVIV REGION Acquired assets 118 MW capacity (including Sunvin) is ≈30% of Kyivstar’s annual consumption for telecom business Transaction benefits Diversifies energy sources Hedge energy costs Solar plants to supply electricity to Ukraine’s energy grid at market price with green-energy tariffs 4 105 MW INSTALLED CAPACITY Lviv region LOCATION Acquisition terms Total consideration of UAH 3.6 bn (USD 80.8 mn3) Longer-term monetization potential Near-term resilience today; monetizable, non-core assets over time Light-touch setup Employee-light setup with technical and operational management outsourced to operate the stations USD 0.77 mn PER MW Accretive FROM DAY ONE 1. The EBITDA measure provided is from unaudited management accounts for the year ended December 31, 2025. A reconciliation to the most directly comparable GAAP or IFRS measures is not provided because such quantitative reconciliation is not available without unreasonable efforts. Kyivstar Group is unable to assess the probable significance of the unavailable information and the quantification of these items would require significant estimates and judgments and could be material and unpredictable in amount or timing. Solar power portfolio • Six solar power plants, commissioned over 2017-2025 • Generated circa UAH 682 mn revenue and UAH 596 mn EBITDA 1 in 2025 2 2. The revenue and EBITDA numbers presented herein are derived from preliminary, unaudited management accounts as of December 31, 2025 and remain subject to completion of customary financial closing procedures, review, and audit. These amounts may include rounding adjustments and may not recalculate exactly. While this information has been prepared on a basis believed to be reasonable, it remains subject to revision and may change materially due to final adjustments, audit processes, transaction accounting determinations, and other adjustments. Accordingly, actual results for presented and future periods may differ from the preliminary information presented, and such differences may be material. This information is provided for informational purposes only and should not be regarded as a complete statement of financial results or relied upon as necessarily indicative of historical or future performance. 3. At an exchange rate of 44.25 UAH to 1 USD.

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 5 EXECUTING OUR INORGANIC GROWTH STRATEGY Increased ownership in Helsi from 69.99% to 97.99% Announced acquisition of 97% stake in Uklon Launched Starlink Direct to Cell Satellite Connectivity in Ukraine November March May November Announced acquisition of Tabletki.ua to further expand digital healthcare offering February Acquired valuable new spectrum in an auction to support mobile network capacity and coverage Announced acquisition of SUNVIN 11, owner of an operational solar plant with 12.9 MW capacity December 2024 2025 2026 Announced acquisition of Shtorm to expand fixed broadband market share May Announced Starlink reseller agreement to provide high-speed internet services to Ukrainian businesses and public institutions Announced acquisition of 6 solar power plants in Lviv region with 105 MW capacity to further diversify energy sources